Exhibit 22
List of Guarantors and Subsidiary Issuers of Guaranteed Securities
The following subsidiaries of CyrusOne Inc. (the “Company”) were, as of September 30, 2020, issuers of the (i) $600.0 million 2.900% senior unsecured notes due November 2024, (ii) $600.0 million 3.450% senior unsecured notes due November 2029, (iii) €500.0 million 1.450% senior unsecured notes due January 2027 and (iv) $400.0 million 2.150% senior unsecured notes due November 2030, each guaranteed by the Company:

Subsidiary Name	State or Country of Incorporation or Formation
CyrusOne LP	Maryland
CyrusOne Finance Corp.	Maryland